UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          N/A          .

Results of the Annual General Meeting of Shareholders
On March 27, 2009, KB Financial Group Inc. held its annual general meeting of shareholders and all five agenda items listed below were approved and ratified as originally proposed.

■ Agendum 1.	Approval of non-consolidated financial statements (balance sheet, income statement, and statement of appropriation of retained earnings) for the fiscal year 2008

■ Agendum 2.	Amendment of the Articles of Incorporation

■ Agendum 3.	Appointment of non-executive directors

■ Agendum 4.	Appointment of candidates for the members of the Audit Committee, who are non-executive directors

■ Agendum 5.	Approval of the aggregate remuneration limit for directors
Details of the originally proposed agenda were previously disclosed on March 11, 2009.
Details of Approved Agenda Items

■ Key items of the approved non-consolidated financial statements for the period from September 29, 2008 to December 31, 2008:

(in millions of Won,
except per share amounts)
Total assets	~~W~~16,568,019
Total liabilities	739,408
Capital stock	1,781,758
Total shareholders’ equity	15,828,611
Revenue	635,268
Operating income	612,071
Net income	611,927
Net income per share	2,134

■ Appointed Directors and Audit Committee members
- Number of newly or re-appointed non-executive directors: 2
- Number of newly or re-appointed audit committee members: 5
Details regarding newly or re-appointed non-executive directors

Name
(Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Bo Kyung Byun	CEO, Kolon	• Managing	• Kyunggi High	Republic of Korea	1 year
(Reappointment)	I’Net Co., Ltd.	Director, IBM Korea	School
(08/09/1953)		• CEO, LG-IBM PC	• B.S. in
		Co., Ltd.	Mechanical
		• CEO, Kolon Data	Engineering, Seoul
		Communication Co.,	National University
Ltd.
• CEO, Kolon Benit
Co., Ltd.

Jae Mok Jo	• CEO, Ace Research	• Lecturer,	• Yeongnam High	Republic of Korea	3 years
(New appointment)	Center Co., Ltd.	Keimyung University	School
(01/05/1961)	(Seoul)	• Specialized	• B.A., M.A. and
	• CEO, Ace Research	Lecturer, New Goods	Ph.D. in
	Center Co., Ltd.	Development	Psychology,
	(Daegu)	Research, LG Group	Keimyung University
• Adjunct
Professor, Catholic
University of Daegu
• Member, Seoul
Advisory Committee

Details regarding newly or reappointed members of the Audit Committee who are non-executive directors

Name
(Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Dam Cho	Professor, Chonnam	• Lecturer, Hongik	• Gwangju Jeil High	Republic of Korea	1 year
(Reappointment)	National University	University	School
(08/01/1952)		• Advisory	• B.A. and M.S. in
		Professor, Samsung	Business
		Fire & Marine	Administration,
		Insurance Co., Ltd.	Korea University
		• President, Korean	• Ph. D. in
		Financial	Finance, Korea
		Management	University
Association

Suk Sig Lim	Professor,	• Assistant	• Kyeongbuk High	Republic of Korea	1 year
(Reappointment)	University of Seoul	Professor,	School
(07/17/1953)		University of	• B.A. in Business
		Alberta	Administration,
		• Member,	Seoul National
		Examination	University
		Committee,	• M.S. in
		Financial	Industrial
		Supervisory Service	Engineering, KAIST
		of Korea	• M.S. in Business
		• Vice President,	Administration,
		Korea Accounting	Pennsylvania State
		Institute	University
• Ph. D. in
Accounting,
University of
Minnesota

Bo Kyung Byun	CEO, Kolon	• Managing	• Kyunggi High	Republic of Korea	1 year
(New appointment)	I’Net Co., Ltd.	Director, IBM Korea	School
(08/09/1953)		• CEO, LG-IBM PC	• B.S. in
		Co., Ltd.	Mechanical
		• CEO, Kolon Data	Engineering, Seoul
		Communication Co.,	National University
Ltd.
• CEO, Kolon Benit
Co., Ltd.

Chee Joong Kim	Partner, Barun Law	• Presiding Judge,	• Yangchung High	Republic of Korea	1 year
(Reappointment)		Seoul Eastern	School
(12/11/1955)		District Court	• B.A. and M.A. in
		• Presiding Judge,	Law, Seoul National
		Seoul	University
Administrative
Court
• Presiding Judge,
Patent Court
• Presiding Judge,
Seoul High Court

Chan Soo Kang	President &	• Executive	• B.A. in	United States of	1 year
(New appointment)	Chairman,	Director, BT	Economics, Harvard	America
(11/23/1961)	Kang & Company Ltd.	Wolfensohn	University
		• CEO, Seoul	• M.B.A., Wharton
		Securities Co.,	School, University
		Ltd.	of Pennsylvania
• Adjunct
Professor, Ewha
Womans University

Total Number of Directors and Audit Committee Members following Appointment
Directors: 12 (3 executive directors, 9 non-executive directors)
Members of the Audit Committee, who are non-executive directors: 5

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)
Date: March 27, 2009	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO